FILED VIA EDGAR

March 19, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Uncommon Investment Funds Trust (the “Trust”)

Form N-1A/A, Pre-Effective Amendment no. 2

(File Nos. 333-249503 and 811-23464)

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, enclosed please find the Trust’s Pre-effective Amendment no. 2 to the Registration Statement on Form N-1A concerning the following two series:

Uncommon Generosity 50 Equity ETF

Uncommon Portfolio Design Core Equity ETF

If you should have any questions concerning this filing, please contact me at (212) 397-2524.

Very truly yours,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary and Chief Compliance Officer

cc: John Pileggi, Uncommon Investment Advisors LLC

Alan Goldberg, Stradley Ronon Stevens & Young, LLP

Jesse Hallee, Ultimus Fund Solutions, LLC